

March 28, 2008

Mr. Ralph J. Nicoletti
Sr. Vice President and Chief Financial Officer, Alberto-Culver Co
2525 Armitage Avenue
Melrose Park, IL 60160

**Re: Alberto-Culver Company
Form 10-K for the fiscal year ended September 30, 2007
File No. 1-32970**

Dear Mr. Nicoletti:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial condition and Results of Operations
Results of Operations, page 26

1. In future filings you should disclose the gross margin amounts and percentages for your reportable segments in order to facilitate a more meaningful discussion. See section III.F.1. of SEC Interpretation: Management's Discussion and Analysis of Financial Condition and Results of Operations; Certain Investment Company Disclosures, Securities Act Release no. 33-6835. We note that you appear to use earnings before interest and taxes as a performance measure for your reportable segments. Please include a discussion of the items that comprise this measure as part of your MD&A disclosure.

Critical Accounting Policies, page 35

2. Since your critical accounting estimates and assumptions are based on matters that are highly uncertain, please revise your critical accounting policy disclosures where appropriate to provide quantitative and qualitative disclosure of each estimate's specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect on your financial statements. Refer to Section V of the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations (Release 33-8350/34-48960) issued December 19, 2003. For example, for your sales incentives disclosure you could include a sensitivity analysis showing what the impact would be to your accrual if your actual cost differed from your estimated costs by 1% or some similar measure. Also, with respect to share based payments you should repeat your disclosure of the amount of share based compensation recorded, the amount of deferred compensation to be expensed in the future, and significant changes recorded during the year as a result of adjustments to estimated forfeiture rates as well as changes in the probability of attainment of performance based awards (if applicable). You should also quantify the estimates used in the Black-Scholes valuation model and also highlight the fact that changes in estimates used in the Black- Scholes valuation model would impact the value of awards issued in the future but not those previously issued (unless there was an error in the previous calculation). Additionally, we note that goodwill represents approximately 14% of total assets, your critical accounting policies should address and quantify those factors you consider when performing your annual goodwill impairment analysis.

Notes to the Consolidated Financial Statements

(2) Summary of Significant Accounting Policies – Financial Instruments, page 44

3. We note that you regularly invest in auction rate securities and have classified those investments as available for sale short-term investments. We also note that these investments have significantly increased year over year. Please enhance future filings to include disclosures required by paragraph 19 of SFAS 115 and provide to us your proposed disclosures. We believe your disclosures should clearly explain to a reader what types of backing the auction rate securities you invest in have and what risks are associated with those types of investments.

(3) Discontinued Operations, page 47

4. We note that you have accounted for the separation of Sally Beauty Holdings as a reverse spin-off. Please explain to us how you have determined that this accounting treatment is appropriate based on the guidelines set forth in EITF 02-11.

(10) Business Segments, Geographic Area and Major Customer Information, page 57

5. We note that you have two reportable segments: Consumer Packaged Goods and Cederroth International and that the consumer packaged goods segment has products ranging from hair care to grocery and household brands. Please tell us how you considered the provisions of paragraphs 10 and 17 of SFAS 131 in identifying your operating segments and your reporting segments.

6. We note that your net sales to other foreign countries represent approximately 35% of total net sales and that your identifiable foreign assets represent approximately 39% of total identifiable assets. Please tell us what consideration you gave to breaking out those countries individually, where material, as required by paragraph 38 of SFAS 131.

Item 9A. controls and Procedures, page 66

7. We note the disclosure that your "Chief Executive Officer and Chief Financial Officer have concluded that [your] disclosure controls and procedures are effective to ensure that the information required to be disclosed by [you] in the reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms." Please confirm to us for both your Form 10-K and your December 31, 2007 Form 10-Q, if true, and revise future filings to clarify that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and your principal financial officer, to allow timely decisions regarding required disclosure. Alternatively, you may revise future filings to conclude that your disclosure controls and procedures are "effective" or "ineffective" without providing any part of the definition of disclosure controls and procedures. See Exchange Act Rule 13a-15(e).

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief